UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number

000-53300

CUSIP Number

30212W100

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

EXP WORLD HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

2219 Rimland Drive, Suite 301

Address of Principal Executive Office (Street and Number)

Bellingham, WA 98226

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

eXp World Holdings, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “10-K”) by the prescribed date without unreasonable effort or expense due to delays experienced by the Registrant due to questions raised concerning the accounting method historically used by the Company to value certain stock-based compensation awards made to employees in 2012 and 2013. As a result, the Company is requesting guidance from the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (“OCA”) concerning the Company’s application of the “intrinsic value method,” rather than the “fair value” method, to these stock-based awards which were granted prior to the Company becoming a public registrant.

Under the “intrinsic value” method, the stock-based compensation expense of stock options granted to employees and directors is determined by remeasuring the intrinsic value of these awards at each reporting date through the date of exercise or other settlement.

Under the “fair value” approach, the stock-based compensation expense of equity instruments granted (usually stock options) to employees and directors is measured on the date of grant, and the corresponding compensation expense of those awards is recognized over the requisite service period, which is generally the vesting period of the respective award.

The Registrant plans to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

Unaudited Financial Highlights Fiscal Year Ended 2017

•	Revenue recognized was $156.1 million.
•	Commissions and Other Agent Related Costs was $139.6 million.
•	Cash flow from operations increased 302% to $4.1 million, compared to $1.0 million in 2016.
•	Our cash balance increased 177% to $4.7M, compared to $1.7M in 2016.

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PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Alan Goldman	(775)	432-6394
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2018, the Company has determined that its previously issued financial statements for the fiscal year ended December 31, 2016 (“Fiscal 2016”) and first three fiscal quarters of the fiscal year ended December 31, 2017 (“Fiscal 2017”) will be restated due to accounting errors in the treatment of equity instruments granted to certain non-employees beginning in 2012. The accounting errors had no effect on cash and no impact on the Company’s assets, liabilities, or statement of cash flows at and for Fiscal 2016 or the quarterly periods at and for Fiscal 2017.

The Company estimates that the non-cash effect of the accounting errors would lead to a net reduction of previously recognized cost of approximately $3.2 million, inclusive of other non-material adjustments during for Fiscal 2016, and an increase of $3.0 million in estimated costs for the first three fiscal quarters of Fiscal 2017.

These errors were discovered by management during the course of its preparation of the Annual Report on Form 10-K for Fiscal 2017, and the audit of the financial results for Fiscal 2017. None of the errors implicate misconduct with respect to the Company or its management or employees.

The Company will restate its financial statements for Fiscal 2016, and certain quarterly data for Fiscal 2016 and the first three fiscal quarters of Fiscal 2017, in its Annual Report on Form 10-K for Fiscal 2017.

EXP World Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	/s/ Alan Goldman
	By:	Alan Goldman
	Title:	Chief Financial Officer

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